

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2022

Kirk P. Taylor
Chief Financial Officer
American Resources Corporation
12115 Visionary Way
Fishers, IN 46038

   Re: American Resources Corporation
     Amendment to Form 10-K for the fiscal year ended
     December 31, 2021
     Form 8-K filed on August 15, 2022
     File No. 001-38816

Dear Kirk P. Taylor:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 8-K filed on August 15, 2022

Reconciliation of Adjusted EBITDA to Amounts Reported Under U.S. GAAP, page 8

1. We note your response to comment 11. We continue to believe that your adjustment to exclude mine development costs is inconsistent with the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Please confirm to us that you will no longer include the adjustment in any non-GAAP financial measures and revise to present your measure in accordance with Item 10(e) of Regulation S-X and Regulation G.

Amendment to Form 10-K for the fiscal year ended December 31, 2021

McCoy Elkhorn Coal LLC, page 5

2. We note your property location descriptions in this section and elsewhere are described

      generally, such as within a county or near a city or town. Please amend your filing and describe your property locations more precisely, e.g. providing a bearing and distance from a prominent landmark. See Item 1303(b)(2)(ii)(A) of Regulation S-K.

3.   We have reviewed your filing and found your ownership interest description was not specified or quantified. Please amend your filing and describe the type and amounts of your property interests, such as leased or owned by acreage amounts. See Item 1303(b)(2)(ii)(B) and (D) of Regulation S-K.

4.   We note your filing does not include maps for your Perry County Resources LLC and ERC Mining properties as required by Item 1303(b)(1) of Regulation S-K. Please provide these maps in your amended filing.

5.   We note you have designated your Carnegie and E4-2 properties as material properties. Please amend your filing, locate these properties to within one mile, using a common coordinate system, such a latitude/longitude or section, township and range in your text, and provide appropriate maps. See Item 1304(b)(1)(i) of Regulation S-K.

6.   For your material properties, please modify your filing to provide a brief description of your mineral rights, leases or options with acreage, possession/termination provisions, and associated payments. See Items 1304(b)(1)(iii) of Regulation S-K.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Brian McAllister at (202) 551-3341 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Ken Schuler, Mine Engineer, at (202) 551-3718 with any other questions.

                                    Sincerely,

                                      Division of Corporation Finance
                                      Office of Energy & Transportation